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                           March 7, 2023

       Kenneth D. Bland
       Director
       CLStv Corp.
       485c US Highway 1 South
       Suite 350 #1020
       Iselin, New Jersey 08830

                                                        Re: CLStv Corp.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed March 3, 2023
                                                            File No. 024-12143

       Dear Kenneth D. Bland:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jackson L. Morris, Esq.